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                                                      Filed by Havas Advertising
              Pursuant to Rule 425 under the Securities and Exchange Act of 1933

                                          Subject Company: Snyder Communications
                                                  Commission File No.: 333-43362

On August 25, 2000, Havas Advertising issued the following press release related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS MAY OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SECTION'S WEB SITE, WWW.SEC.GOV.

                      [HAVAS ADVERTISING LOGO APPEARS HERE]

For Immediate Release

                HAVAS ADVERTISING ANNOUNCES FORM F-4 REGISTRATION
                       STATEMENT DECLARED EFFECTIVE BY SEC
     --Company on Track to Close Acquisition of Snyder Communications by the
                               End of September--

Levallois, France, August 25, 2000 - The Havas Advertising Group (Paris Stock
Exchange: EU.PA), one of the world's largest communications groups announced today the Form F-4 registration statement, initially filed with the U.S. Securities and Exchange Commission (SEC) on August 9, 2000 in conjunction with the proposed acquisition of Snyder Communications (NYSE: SNC), has been declared effective. A proxy statement pertaining to the acquisition is first being mailed to shareholders of Snyder Communications later today in preparation for a special shareholder meeting to be held on September 25, 2000.

On February 20, 2000, Havas Advertising and Snyder Communications entered into an all-stock merger agreement whereby, as a result of the merger, holders of Snyder Communications SNC common stock will receive Havas Advertising American Depositary Shares (ADSs). Immediately following the closing of the acquisition, Havas Advertising ADSs will be traded on Nasdaq under the symbol "HADV".

"We are very pleased to have received the effectiveness order for our registration statement, as it brings us one step closer to completing the Snyder acquisition," commented Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising.

About Havas Advertising
Havas Advertising (Paris Stock Exchange: EU.PA) is one of the world's largest communications groups. Upon completion of its acquisition of Snyder Communications, Havas Advertising expects to become the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG, headquartered in New York, NY, Media Planning Group in Madrid, Spain, Diversified Agencies Group in Paris, France and Campus, which is expected to be headquartered in Boston, Massachusetts once the acquisition of Snyder Communications is closed. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in over 65 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. Following completion of the Snyder Communications acquisition, Havas Advertising expects to have a worldwide presence of over 250 agencies and a staff of approximately 20,000. Completion of the Snyder Communications acquisition is subject to various conditions, including approval of the transaction by the Snyder Communications


           84, rue de Villiers-92683 Levallois-Perret cedex, France-
             Tel. + 33(0)1 41 34 30 00.  Fax + 33(0)1 41 34 12 48
    SA au capital de 64 022 160 euros - 335 480 265 rcs Nanterre - APE 744B
                           www.havas-advertising.com
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                      [HAVAS ADVERTISING LOGO APPEARS HERE]



stockholders and authorization of the necessary capital increase by the Havas Advertising shareholders.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com.

* Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.


Contacts :      Julie-Emilie Ades :  (33 1)  41 34 30 16
                Alain Camon :        (33 1)  41 34 30 51
                Robert McCann :      (33 1)  41 34 36 32
                CorpCom@havas-advertising.fr

Forward-looking Information
This news release contains certain "forward-looking statements." These forward-looking statements are subject to risks and uncertainties that could cause actual results for differ materially from the information presented herein. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or comparable words or expressions. Certain factors that could cause actual results to differ materially from expected results include but are not limited to: general economic conditions, the ability to retain existing and attract new clients, client losses, changes in advertising and marketing budgets of clients, the ability to retain key personnel while continuing to control labor costs, the impact of industry competition, the ability to implement the company's growth strategy and to complete and integrate acquisitions, and changes in the securities markets.

Additional Information
Havas Advertising and Snyder Communications have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising are available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the


           84, rue de Villiers-92683 Levallois-Perret cedex, France-
             Tel. + 33(0)1 41 34 30 00.  Fax + 33(0)1 41 34 12 48
    SA au capital de 64 022 160 euros - 335 480 265 rcs Nanterre - APE 744B
                           www.havas-advertising.com
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                      [HAVAS ADVERTISING LOGO APPEARS HERE]


merger. Information concerning the participants in the proxy solicitation is set forth opposite the first seven beneficial owners listed in Item 12 of the Annual Report on Form 10-K of Snyder Communications for the year ended December 31, 1999 on file with the SEC (Commission File No. 1-12154). Information concerning the participants in the proxy solicitation is also set forth in the proxy statement/prospectus filed with the SEC. Investors will be able to obtain these documents free of charge at the SEC's web site, www.sec.gov.



           84, rue de Villiers-92683 Levallois-Perret cedex, France-
             Tel. + 33(0)1 41 34 30 00.  Fax + 33(0)1 41 34 12 48
    SA au capital de 64 022 160 euros - 335 480 265 rcs Nanterre - APE 744B
                           www.havas-advertising.com